Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q2 2026
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	6	$690	$431
Financial assets	6	75	13
Accounts receivable and other	6	854	928
Due from Brookfield Infrastructure	6, 16	1,663	1,574
Assets classified as held for sale	3	1,060	—
Current assets		4,342	2,946
Property, plant and equipment	7	13,518	14,198
Intangible assets	8	3,238	3,102
Investments in associates	9	275	295
Goodwill	10	1,708	1,680
Financial assets	6	39	77
Other assets		1,385	1,688
Deferred income tax asset		37	39
Total assets		$24,542	$24,025

Liabilities and Equity
Liabilities
Accounts payable and other	6	$1,166	$1,208
Non-recourse borrowings	6, 11	658	1,214
Financial liabilities	6, 12	29	17
Loans payable to Brookfield Infrastructure	6, 16	100	100
Shares classified as financial liability	6, 12	5,392	5,129
Liabilities classified as held for sale	3	809	—
Current liabilities		8,154	7,668
Non-recourse borrowings	6, 11	12,128	11,955
Financial liabilities	6, 12	28	6
Other liabilities		177	174
Deferred income tax liability		2,256	2,217
Total liabilities		22,743	22,020

Equity
Brookfield Infrastructure Partners L.P.	15	(1,540)	(1,299)
Non-controlling interest		3,339	3,304
Total equity		1,799	2,005
Total liabilities and equity		$24,542	$24,025

The accompanying notes are an integral part of the financial statements.
2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2026	2025	2026	2025
Revenues	13	$940	$866	$1,824	$1,795
Direct operating costs	7, 8, 14	(368)	(303)	(713)	(658)
General and administrative expenses		(22)	(20)	(43)	(39)
		550	543	1,068	1,098
Interest expense	11	(322)	(267)	(627)	(540)
Share of income from investments in associates	9	5	10	9	10
Remeasurement of financial liability associated with our exchangeable shares	12	(37)	(550)	(122)	(243)
Mark-to-market and foreign currency revaluation	6	(38)	71	(38)	70
Other (expense) income		(11)	(14)	(23)	255
Income (loss) before income tax		147	(207)	267	650
Income tax (expense) recovery
Current		(81)	(94)	(152)	(211)
Deferred		(5)	(8)	(18)	14
Net income (loss)		$61	$(309)	$97	$453

Attributable to:
Brookfield Infrastructure Partners L.P.		$(83)	$(477)	$(195)	$(88)
Non-controlling interest		144	168	292	541

Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share.

The accompanying notes are an integral part of the financial statements.

Q2 2026 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2026	2025	2026	2025
Net income (loss)		$61	$(309)	$97	$453
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(6)	79	(94)	86
Cash flow hedges	6	12	(12)	15	(27)
Taxes on the above items		(2)	(2)	(2)	(5)
Total other comprehensive income (loss)		4	65	(81)	54
Comprehensive income (loss)		$65	$(244)	$16	$507

Attributable to:
Brookfield Infrastructure Partners L.P.		$(80)	$(398)	$(241)	$15
Non-controlling interest		145	154	257	492
The accompanying notes are an integral part of the financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED June 30, 2026 US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2026	$1	$156	$(2,344)	$727	$(1,460)	$3,370	$1,910
Net (loss) income	—	(83)	—	—	(83)	144	61
Other comprehensive income	—	—	—	3	3	1	4
Comprehensive (loss) income	—	(83)	—	3	(80)	145	65
Distributions to non-controlling interest	—	—	—	—	—	(176)	(176)
Balance as at June 30, 2026	$1	$73	$(2,344)	$730	$(1,540)	$3,339	$1,799

FOR THE THREE-MONTH PERIOD ENDED June 30, 2025 US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2025	$1	$898	$(2,344)	$605	$(840)	$3,662	$2,822
Net (loss) income	—	(477)	—	—	(477)	168	(309)
Other comprehensive income (loss)	—	—	—	79	79	(14)	65
Comprehensive (loss) income	—	(477)	—	79	(398)	154	(244)
Capital provided to non-controlling interest	—	—	—	—	—	(171)	(171)
Distributions to non-controlling interest	—	—	—	—	—	(196)	(196)
Balance as at June 30, 2025	$1	$421	$(2,344)	$684	$(1,238)	$3,449	$2,211

The accompanying notes are an integral part of the financial statements.

Q2 2026 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026 US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2026	$1	$268	$(2,344)	$776	$(1,299)	$3,304	$2,005
Net (loss) income	—	(195)	—	—	(195)	292	97
Other comprehensive loss	—	—	—	(46)	(46)	(35)	(81)
Comprehensive (loss) income	—	(195)	—	(46)	(241)	257	16
Capital provided by non-controlling interest	—	—	—	—	—	46	46
Distributions to non-controlling interest	—	—	—	—	—	(268)	(268)
Balance as at June 30, 2026	$1	$73	$(2,344)	$730	$(1,540)	$3,339	$1,799

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2025	$1	$509	$(2,344)	$581	$(1,253)	$3,475	$2,222
Net (loss) income	—	(88)	—	—	(88)	541	453
Other comprehensive income (loss)	—	—	—	103	103	(49)	54
Comprehensive (loss) income	—	(88)	—	103	15	492	507
Capital provided to non-controlling interest	—	—	—	—	—	(176)	(176)
Distributions to non-controlling interest	—	—	—	—	—	(342)	(342)
Balance as at June 30, 2025	$1	$421	$(2,344)	$684	$(1,238)	$3,449	$2,211

The accompanying notes are an integral part of the financial statements.

6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2026	2025	2026	2025
Operating Activities
Net income (loss)		$61	$(309)	$97	$453
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	9	(3)	(10)	20	(10)
Depreciation and amortization expense	7, 8, 14	161	153	320	348
Mark-to-market and other	6	65	(48)	94	(307)
Remeasurement of financial liability associated with our exchangeable shares	12	37	550	122	243
Deferred income tax expense (recovery)		5	8	18	(14)
Changes in non-cash working capital, net	17	157	134	(5)	8
Cash from operating activities		483	478	666	721

Investing Activities
Disposal of subsidiaries, net of cash disposed	4	—	—	—	431
Purchase of long-lived assets	7, 8	(357)	(209)	(558)	(344)
Disposal of long-lived assets	7, 8	55	41	123	102
Purchase of financial assets and other		(48)	(35)	(48)	(35)
Other investing activities		15	398	15	9
Cash (used by) from investing activities		(335)	195	(468)	163

Financing Activities
Distributions to non-controlling interest		(176)	(196)	(268)	(342)
Capital provided by (to) non-controlling interest		—	(171)	46	(176)
Proceeds from non-recourse borrowings	11	2,055	1,667	3,520	2,019
Repayment of non-recourse borrowings	11	(1,855)	(977)	(3,220)	(1,764)
Loans and repayments from Brookfield Infrastructure	16	282	75	361	148
Loans and repayments to Brookfield Infrastructure	16	(288)	(161)	(504)	(269)
Exchangeable shares issued, net of costs		—	—	139	—
Other financing activities		(60)	20	(30)	(16)
Cash (used by) from financing activities		(42)	257	44	(400)

Cash and cash equivalents
Change during the period		106	930	242	484
Impact of foreign exchange on cash		(5)	13	17	59
Balance, beginning of period		589	274	431	674
Balance, end of period		$690	$1,217	$690	$1,217

The accompanying notes are an integral part of the financial statements.
Q2 2026 Interim Report 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) (the “BCBCA”) on October 3, 2024 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company, Brookfield Infrastructure Holdings Corporation (“BIHC”; formerly Brookfield Infrastructure Corporation) and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation (“BN”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares of our company (“exchangeable shares”) are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year ended December 31, 2025 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements.
These interim financial statements were authorized for issuance by the Board of Directors of our company on August 4, 2026.
b)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
c) Adoption of Accounting Standards
Our company has applied the new and revised standard issued by the IASB that is effective for the period beginning on or after January 1, 2026.
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments:
Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. Our company has assessed these amendments and determined that they have had no material impact on our consolidated financial statements.
8 Brookfield Infrastructure Corporation

3. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In June 2026, our global intermodal logistics operation agreed to the sale of a 67% interest in a stabilized container subsidiary, which owns and leases stabilized intermodal container assets to customers, for net proceeds of $235 million (approximately $60 million to the company). Our global intermodal logistics operation will retain a 33% interest as an investment in associate and will continue to manage the business under a management agreement. As a result, the assets and liabilities of the business were classified as held for sale as at June 30, 2026. Subsequent to June 30, 2026, our global intermodal logistics operation completed the sale.
The major classes of assets and liabilities classified as held for sale are as follows:

US$ MILLIONS	June 30, 2026
Assets
Accounts receivable and other current assets	$96
Property, plant and equipment	705
Other non-current assets	259
Total assets classified as held for sale	$1,060

Liabilities
Accounts payable and other liabilities	$2
Non-recourse borrowings	807
Total liabilities directly associated with assets classified as held for sale	809
Net assets classified as held for sale	$251
4. DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a)Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our company recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in the stabilized container portfolio. Refer to Note 9, Investments in Associates, for more details.
Q2 2026 Interim Report 9

5. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2025
a)U.K. fiber business
On August 5, 2025, our U.K regulated distribution operation acquired FiberNest Limited (“FiberNest”) for total consideration of $98 million. FiberNest provides fiber-to-the-home connectivity services and operates a network of active connections across the United Kingdom. Acquisition costs of $2 million were recorded as other (expense) income within the Consolidated Statement of Operating Results for the period ended December 31, 2025.
Consideration Transferred:

US$ MILLIONS
Cash	$98
Total consideration	$98
Fair value of assets and liabilities acquired:

US$ MILLIONS
Property, plant and equipment	90
Intangible assets	13
Goodwill	14
Accounts payable and other	(5)
Deferred income tax liabilities	(14)
Net assets acquired	$98
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statement of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
10 Brookfield Infrastructure Corporation

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2026:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$690	$690
Accounts receivable and other (current and non-current)	—	2,145	2,145
Financial assets (current and non-current)(1)	114	—	114
Due from Brookfield Infrastructure	—	1,663	1,663
Total	$114	$4,498	$4,612

Financial liabilities
Accounts payable and other (current and non-current)	$—	$904	$904
Non-recourse borrowings (current and non-current)	—	12,786	12,786
Shares classified as financial liability(2)	—	5,392	5,392
Financial liabilities (current and non-current)(1)	57	—	57
Loans payable to Brookfield Infrastructure	—	100	100
Total	$57	$19,182	$19,239
1.Derivative instruments which are elected for hedge accounting totaling $66 million are included in financial assets and $57 million are included in financial liabilities.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. The class B shares meet certain qualifying criteria and are presented as equity. See Note 15, Equity.
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$431	$431
Accounts receivable and other (current and non-current)	—	2,538	2,538
Financial assets (current and non-current)(1)	90	—	90
Due from Brookfield Infrastructure	—	1,574	1,574
Total	$90	$4,543	$4,633

Financial liabilities
Accounts payable and other (current and non-current)	$—	$921	$921
Non-recourse borrowings (current and non-current)	—	13,169	13,169
Shares classified as financial liability(2)	—	5,129	5,129
Financial liabilities (current and non-current)(1)	23	—	23
Loans payable to Brookfield Infrastructure	—	100	100
Total	$23	$19,319	$19,342
1.Derivative instruments which are elected for hedge accounting totaling $90 million are included in financial assets and $23 million are included in financial liabilities.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. The class B shares meet certain qualifying criteria and are presented as equity. See Note 15, Equity.
Q2 2026 Interim Report 11

The following table provides the carrying values and fair values of financial instruments as at June 30, 2026, and December 31, 2025:

	June 30, 2026		December 31, 2025
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$690	$690	$431	$431
Accounts receivable and other (current and non-current)	2,145	2,145	2,538	2,538
Financial assets (current and non-current)	114	114	90	90
Due from Brookfield Infrastructure	1,663	1,663	1,574	1,574
Total	$4,612	$4,612	$4,633	$4,633

Financial liabilities
Accounts payable and other (current and non-current)	$904	$904	$921	$921
Non-recourse borrowings (current and non-current)(1)	12,786	12,471	13,169	12,940
Shares classified as financial liability(2)	5,392	5,392	5,129	5,129
Financial liabilities (current and non-current)	57	57	23	23
Loans payable to Brookfield Infrastructure	100	100	100	100
Total	$19,239	$18,924	$19,342	$19,113
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. The class B shares meet certain qualifying criteria and are presented as equity.
Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2026, pre-tax net unrealized gains of $12 million and $15 million, respectively (2025: losses of $12 million and $27 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2026, there was a net derivative asset balance of $9 million relating to derivative contracts designated as cash flow hedges (December 31, 2025: asset balance of $67 million).
12 Brookfield Infrastructure Corporation

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2026	December 31, 2025
Interest rate swaps & other	Level 2(1)
Financial assets		$114	$90
Financial liabilities		57	23
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the six-month period ended June 30, 2026, no transfers were made between level 1 and 2 or level 2 and 3.
7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2025	$12,297	$(1,515)	$1,790	$12,572
Additions, net of disposals(1)	1,342	11	—	1,353
Acquisitions through business combinations(2)	90	—	—	90
Non-cash additions	47	21	—	68
Depreciation expense	—	(536)	—	(536)
Fair value adjustments	—	—	198	198
Net foreign currency exchange differences	390	(77)	140	453
Balance at December 31, 2025	$14,166	$(2,096)	$2,128	$14,198
Additions, net of disposals	384	5	—	389
Non-cash disposals, net of additions	(2)	(4)	—	(6)
Depreciation expense	—	(247)	—	(247)
Assets reclassified as held for sale(3)	(988)	283	—	(705)
Net foreign currency exchange differences	(97)	20	(34)	(111)
Balance at June 30, 2026	$13,463	$(2,039)	$2,094	$13,518
1.On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of approximately $0.8 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
2.Refer to Note 5, Acquisition of Businesses, for further details.
3.Refer to Note 3, Assets and Liabilities Classified as Held for Sale, for further details.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2025. Our company determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
Q2 2026 Interim Report 13

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Cost	$4,476	$4,207
Accumulated amortization	(1,238)	(1,105)
Total	$3,238	$3,102
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Brazilian regulated gas transmission operation	$2,661	$2,509
Global intermodal logistics operation	560	570
U.K. regulated distribution operation	17	23
Total	$3,238	$3,102
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2026	For the 12-month period ended December 31, 2025
Cost at beginning of the period	$4,207	$3,762
Acquisitions through business combinations(1)	—	13
Additions, net of disposals	46	40
Non-cash additions	4	—
Foreign currency translation	219	392
Ending Balance	$4,476	$4,207
1.Refer to Note 5, Acquisition of Businesses, for further details.
The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2026	For the 12-month period ended December 31, 2025
Accumulated amortization at beginning of the period	$(1,105)	$(870)
Amortization	(73)	(132)
Foreign currency translation	(60)	(103)
Ending Balance	$(1,238)	$(1,105)
14 Brookfield Infrastructure Corporation

9. INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

US$ MILLIONS	For the six-month period ended June 30, 2026	For the 12-month period ended December 31, 2025
Balance at the beginning of the period	$295	$—
Additions	—	605
Share of earnings for the period	9	25
Distributions	(29)	(21)
Disposition of interest	—	(314)
Ending Balance	$275	$295
On March 26, 2025, our global intermodal logistics operation sold a 33% partial interest in a stabilized container subsidiary for net proceeds of approximately $120 million to our company (see Note 4 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate.
On September 29, 2025, our global intermodal logistics operation sold an additional 33% partial interest in the stabilized container portfolio for net proceeds of approximately $425 million ($115 million to our company). On dispositions, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to our company) in other income (expense) on the Consolidated Statements of Operating Results.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Financial position:
Total assets	$1,941	$2,049
Total liabilities	(1,119)	(1,166)
Net assets	$822	$883
10. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Balance at beginning of the period	$1,680	$1,609
Acquisitions through business combinations(1)	—	14
Foreign currency translation and other	28	57
Ending Balance	$1,708	$1,680
1.Refer to Note 5, Acquisition of Businesses, for further details.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. As at June 30, 2026, the recoverable amount exceeded the carrying amount of each cash generating unit.
Q2 2026 Interim Report 15

11. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Current	$658	$1,214
Non-current	12,128	11,955
Total	$12,786	$13,169
Non-recourse borrowings decreased as compared to December 31, 2025, due to incremental net borrowings of $0.4 billion less the reclassification of $0.8 billion of borrowings to liabilities classified as held for sale, as well as the impacts of foreign exchange primarily driven by the appreciation of the Brazilian real, partially offset by the depreciation of British pound relative to the U.S. dollar.
12. FINANCIAL LIABILITIES

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Current:
Interest rate swaps	$29	$17
Total current financial liabilities	$29	$17

Non-current:
Interest rate swaps	$28	$6
Total non-current financial liabilities	$28	$6
Shares classified as financial liability
The exchangeable shares, class A.2 exchangeable shares and class C shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were remeasured to reflect changes in the contractual cash flow associated with the shares. These contractual cash flows were based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the six-month period ended June 30, 2026, our company issued 48,473 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
During the six-month period ended June 30, 2026, BIPC issued 2,982,920 BIPC exchangeable shares under its previously announced “at the market” program (the “BIPC ATM”), and an equivalent number of partnership units were repurchased by Brookfield Infrastructure under its previously announced normal course issuer bid. The issuances were completed on the TSX and NYSE at average prices of C$64.47 and US$47.27, respectively, per exchangeable share, for aggregate gross proceeds of $141 million. Net proceeds from the issuance were $139 million, after deducting agent commission costs of $2 million.
During the six-month period ended June 30, 2026, our shareholders exchanged 8,174 exchangeable shares for an equal number of partnership units. As at June 30, 2026, the exchangeable, class A.2 and class C shares were remeasured to reflect the NYSE closing price of one unit, $36.49 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $61 million and $122 million on its exchangeable and class A.2 shares outstanding during the three and six-month periods ended June 30, 2026, respectively (2025: $57 million and $114 million). Dividends paid on exchangeable and class A.2 shares are presented as interest expense in the Consolidated Statements of Operating Results.
16 Brookfield Infrastructure Corporation

The following table provides a continuity schedule of outstanding exchangeable shares, class A.2 shares, class B shares, and class C shares along with our corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class A.2 shares outstanding (Shares)	BIHC Class B shares outstanding (Shares)	Class C shares outstanding (Shares)	Shares classified as financial liability (US$ Millions)
Balance at January 1, 2025	119,039,120	13,012,789	3	11,117,660	$4,644
Share issuance	833,272	—	—	—	38
Share issuance - BIPC exchangeable LP unit exchanges	155,557	—	—	—	7
Shares exchanged to units	(45,782)	—	—	—	(1)
Remeasurement of liability	—	—	—	—	441
Balance at December 31, 2025	119,982,167	13,012,789	3	11,117,660	$5,129
Share issuance	2,982,920	—	—	—	139
Share issuance - BIPC exchangeable LP unit exchanges	48,473	—	—	—	2
Shares exchanged to units	(8,174)	—	—	—	—
Remeasurement of liability	—	—	—	—	122
Balance at June 30, 2026	123,005,386	13,012,789	3	11,117,660	$5,392
Similar to exchangeable shares, class B shares are classified as liabilities due to their cash redemption feature. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 15, Equity, for further details related to class B shares.
Q2 2026 Interim Report 17

13. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Gas Transmission	$375	$353	$706	$696
Leasing	317	308	634	697
Distribution	171	137	343	278
Connections	69	54	126	101
Other	8	14	15	23
Total	$940	$866	$1,824	$1,795
During the three and six-month periods ended June 30, 2026, revenues benefited from inflationary tariff increases and capital commissioned into rate base, which was offset by the partial disposition of stabilized assets at our global intermodal logistics operation.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Brazil	$375	$353	$707	$697
United Kingdom	249	199	485	398
Switzerland	62	67	129	151
Singapore	62	67	127	152
France	71	62	134	138
Denmark	34	33	70	74
China	27	23	52	53
Hong Kong	16	17	32	36
United States	9	10	18	22
Germany	7	6	15	15
Other	28	29	55	59
Total(1)	$940	$866	$1,824	$1,795
1.Our company generates the majority of its leasing revenues from international containers which are deployed by customers in a wide variety of global trade routes. Leasing revenue contracts are denominated in U.S. dollars and are disaggregated by geographical region where our customers are domiciled.
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three and six-month periods ended June 30, 2026, revenue generated from this customer was $309 million and $597 million, respectively (2025: $307 million and $616 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
18 Brookfield Infrastructure Corporation

14. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and six-month periods ended June 30, 2026, and 2025.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Depreciation and amortization	$161	$153	$320	$348
Transportation and distribution	105	62	187	134
Compensation	43	41	88	80
Operations and maintenance	41	35	84	70
Other	18	12	34	26
Total	$368	$303	$713	$658
15. EQUITY
Our company’s equity is comprised of the following shares:

	Class B Shares (Shares)	Share capital (US$ Millions)
Balance at January 1, 2025	31,909	$1
Balance at December 31, 2025, and June 30, 2026	31,909	$1
Our company’s share capital is comprised of exchangeable shares and class B shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
16. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Brookfield Infrastructure has a management agreement, the Master Services Agreement, with the Service Providers, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management Ltd.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $20 million and $39 million, respectively, for the three and six-month periods ended June 30, 2026 (2025: $18 million and $34 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2026, revenues of less than $1 million were generated (2025: less than $1 million) and $nil expenses were incurred (2025: $nil).
Q2 2026 Interim Report 19

A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at June 30, 2026, $nil (December 31, 2025: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the so-called amount. As at June 30, 2026, $nil (December 31, 2025: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $55 million as of March 31, 2026 (December 31, 2025: $56 million). On May 7, 2026, the balance outstanding was settled in full for $55 million. The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrues interest at SOFR plus 210 basis points per annum. Interest accrued during the three and six-month periods ended June 30, 2026 was less than $1 million and $1 million (2025: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024, to extend an additional $17 million to Brookfield Infrastructure. As of March 31, 2026, the balance outstanding on this loan was $45 million (December 31, 2025: $44 million). On May 7, 2026, the balance outstanding was settled in full for $45 million. The loan was presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrued interest at SOFR plus 210 basis points per annum. Interest accrued during the three and six-month periods ended June 30, 2026 was $1 million (2025: $1 million).

20 Brookfield Infrastructure Corporation

As at June 30, 2026, the balance outstanding on our deposit with Brookfield Infrastructure was $1,487 million (December 31, 2025: $1,435 million). As at June 30, 2026, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2025: $nil). The deposit arrangements accrue interest at 0.2% per annum. During the three and six-month periods ended June 30, 2026, interest accrued on the deposit with Brookfield Infrastructure was $1 million and $2 million (2025: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrue interest at SOFR plus 210 basis points per annum. On May 7, 2026, the loans were refinanced and consolidated into a single loan with Brookfield Infrastructure, bearing interest at a fixed rate of 6.33% per annum until May 7, 2031, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2026, was $2 million and $3 million (2025: $2 million and $4 million), respectively.
As at June 30, 2026, our company had accounts payable of $52 million (December 31, 2025: $51 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $11 million (December 31, 2025: $12 million) from subsidiaries of Brookfield Infrastructure.
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The interest sold was acquired equally by a third party and a private fund managed by Brookfield, and was completed at arm’s length on market terms. As a result of the sale to the private fund managed by Brookfield, Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to our company) in the third quarter.
During the six-month period ended June 30, 2026, subsidiaries of our company acquired income tax credits of $21 million from an associate of Brookfield Renewable Partners, on market terms.
17. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Interest paid	$224	$199	$566	$492
Income taxes paid	$62	$55	$276	$252
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges and includes dividends paid on our exchangeable shares classified as liabilities.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash flows are as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Accounts receivable	$11	$(17)	$86	$(22)
Accounts payable and other	146	151	(91)	30
Changes in non-cash working capital, net	$157	$134	$(5)	$8
Q2 2026 Interim Report 21

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF JUNE 30, 2026, AND DECEMBER 31, 2025, AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026, AND 2025
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated August 4, 2026 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025 (“interim financial statements”) are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation, shareholders have exposure to several other markets across the utilities, transport, midstream, and data operating segments of Brookfield Infrastructure by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.

22 Brookfield Infrastructure Corporation

Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect our business to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions.
On July 21, 2026, we announced plans to simplify our corporate structure by converting BIP and BIPC into one publicly traded corporation. We continue to progress that initiative which, among other items, is subject to approval of our unitholders at a meeting to be held on October 14, 2026.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.455 per unit (or $1.82 per unit annualized), starting with the distribution paid in March 2026. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects as well as the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.455 per exchangeable share (or $1.82 per exchangeable share annualized), starting with the dividend to be paid in March 2026.
Q2 2026 Interim Report 23

RESULTS OF OPERATIONS
The following table summarizes the key financial results of our company for the three and six-month periods ended June 30, 2026, and 2025:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Summary Statements of Operating Results	2026	2025	2026	2025
Revenues	$940	$866	$1,824	$1,795
Direct operating costs	(368)	(303)	(713)	(658)
General and administrative expenses	(22)	(20)	(43)	(39)
Interest expense	(322)	(267)	(627)	(540)
Share of earnings from investments in associates	5	10	9	10
Mark-to-market and foreign currency revaluation	(38)	71	(38)	70
Remeasurement of financial liability associated with our exchangeable shares	(37)	(550)	(122)	(243)
Other (expense) income	(11)	(14)	(23)	255
Income tax expense	(86)	(102)	(170)	(197)
Net income (loss)	61	(309)	97	453
Net loss attributable to the partnership	(83)	(477)	(195)	(88)
Three-month periods ended June 30, 2026, and 2025
For the three-month period ended June 30, 2026, our company reported net income of $61 million, of which a net loss of $83 million was attributable to the partnership. This compares to net loss of $309 million for the three-month period ended June 30, 2025, of which $477 million was attributable to the partnership. Net income benefited from inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution operation, partially offset by an increase in interest expense due to an increase in distributions on our exchangeable shares and incremental net borrowings. Net income was also impacted by remeasurement losses of $37 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement losses of $550 million for the three-month period ended June 30, 2025.
Total revenues increased by $74 million compared to the same period in the prior year. Revenues increased as a result of inflation-indexation across our businesses, capital commissioned into rate base at our U.K. regulated distribution operation and the benefits of foreign exchange.
Direct operating costs for the three-month period ended June 30, 2026, were $368 million, an increase of $65 million compared to the prior year, resulting from inflation, organic growth, and incremental depreciation on capital expenditures made over the last year.
Interest expense for the three-month period ended June 30, 2026, was $322 million, an increase of $55 million compared to the same period in 2025. Interest expense increased primarily due to incremental net borrowings and an increase in distributions on our exchangeable shares due to a 6% increase in our company’s quarterly dividends compared to the prior year, which are classified as interest expense.
Remeasurement losses, which relate to the revaluation of our shares classified as financial liability, were $37 million for the three-month period ended June 30, 2026, compared to losses of $550 million in the prior year. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price.
Other expense for the three-month period ended June 30, 2026, was $11 million, compared to $14 million for the same period in 2025. Current year results benefited from lower accretion expense on other long-term liabilities and interest income on deposits at our Brazilian regulated transmission operation.
Income tax expense for the three-month period ended June 30, 2026, was $86 million, a decrease of $16 million compared to the prior year. The impact of foreign exchange was more than offset by the decrease in current taxes from lower taxable income and realized tax recoveries at our Brazilian regulated transmission operation.

24 Brookfield Infrastructure Corporation

Six-month periods ended June 30, 2026, and 2025
For the six-month period ended June 30, 2026, our company reported net income of $97 million, of which a net loss of $195 million was attributable to the partnership. This compares to net income of $453 million for the six-month period ended June 30, 2025, of which a loss of $88 million was attributable to the partnership. Net income benefited from inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution operation, partially offset by an increase in interest expense due to an increase in distributions on our exchangeable shares and incremental net borrowings. Net income was also impacted by remeasurement losses of $122 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement losses of $243 million for the six-month period ended June 30, 2025. Prior year results also included a gain recognized on our global intermodal logistics operation’s sale of its 33% interest in a portfolio of stabilized assets.
Total revenues increased by $29 million compared to the same period in the prior year. Revenues increased as a result of inflation-indexation across our businesses, capital commissioned into rate base at our U.K. regulated distribution operation and the benefits of foreign exchange, partially offset by the partial disposition of stabilized assets at our global intermodal logistics operation.
Direct operating costs for the six-month period ended June 30, 2026, were $713 million, an increase of $55 million compared to the prior year. An increase in direct operating costs resulting from inflation, organic growth, and incremental depreciation on capital expenditures made over the last year more than offset lower contribution from the partial disposition of stabilized assets at our global intermodal logistics operation.
Interest expense for the six-month period ended June 30, 2026, was $627 million, an increase of $87 million compared to the same period in 2025. Interest expense increased primarily due to incremental net borrowings and an increase in distributions on our exchangeable shares due to a 6% increase in our company’s quarterly dividends compared to the prior year, which are classified as interest expense.
Remeasurement losses, which relate to the revaluation of our shares classified as financial liability, were $122 million for the six-month period ended June 30, 2026, compared to losses of $243 million in the prior year. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price.
Other expenses for the six-month period ended June 30, 2026, were $23 million, compared to other income of $255 million for the same period in 2025. Current year results benefited from lower accretion expense on other long-term liabilities, which was more than offset by gains recognized in the prior year from the partial disposition of stabilized assets at our global intermodal logistics operation.
Income tax expense for the six-month period ended June 30, 2026, was $170 million, a decrease of $27 million compared to the prior year. The impact of foreign exchange was more than offset by the decrease in current taxes from lower taxable income.

Summary of Quarterly Financial Information

	2026		2025				2024
US$ MILLIONS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	940	884	$956	$917	$866	$929	$944	$912
Net income (loss)	61	36	(73)	320	(309)	762	40	(808)
Net (loss) income attributable to the partnership	(83)	(112)	(235)	82	(477)	389	(150)	(977)
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards. During the three-month period ended June 30, 2026, revaluation losses totaled $37 million.

Q2 2026 Interim Report 25

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at June 30, 2026, and December 31, 2025:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2026	December 31, 2025
Cash and cash equivalents	$690	$431
Assets classified as held for sale	1,060	—
Due from Brookfield Infrastructure	1,663	1,574
Property, plant and equipment	13,518	14,198
Intangible assets	3,238	3,102
Investment in associates	275	295
Total assets	24,542	24,025
Loans payable to Brookfield Infrastructure	100	100
Shares classified as financial liability	5,392	5,129
Liabilities classified as held for sale	809	—
Non-recourse borrowings	12,786	13,169
Total liabilities	22,743	22,020
Equity in net assets attributable to the partnership	(1,540)	(1,299)
Total equity	1,799	2,005
Total assets were $24.5 billion as at June 30, 2026, compared to $24.0 billion at December 31, 2025. The increase in assets was principally driven by the increase in our company’s balances due from Brookfield Infrastructure of $0.1 billion, an increase in cash and cash equivalents due to timing of payments of $0.3 billion, and the benefits of foreign exchange of $0.1 billion. These increases were partially offset by depreciation and amortization on our long-term assets which decreased total assets.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was performed as of December 31, 2025. Our valuation of property, plant and equipment is underpinned by regulated or long-term contracted cash flows. Our local revenues have been largely unaffected by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flow generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable shares, class A.2 exchangeable shares and class C shares are classified as liabilities due to their exchangeable and cash redemption features. Our company issued 2,982,920 exchangeable shares in connection with our BIPC ATM program during the six-month period ended June 30, 2026. Subsequent to initial recognition at fair value, these shares were remeasured to reflect changes in the contractual cash flow associated with the shares. These contractual cash flows were based on the price of one unit of the partnership. As at June 30, 2026, the shares were remeasured to reflect the NYSE closing price of one unit, $36.49 per share.
Non-recourse borrowings decreased by $0.4 billion to $12.8 billion, as at June 30, 2026 as a result of incremental net borrowings of $0.4 billion less the reclassification of $0.8 billion of borrowings to liabilities classified as held for sale, as well as the impacts of foreign exchange primarily driven by the appreciation of the Brazilian real, partially offset by the depreciation of British pound relative to the U.S. dollar.
Total equity was $1.8 billion as at June 30, 2026, a decrease of $0.2 billion from December 31, 2025, as income generated from operations was more than offset by remeasurement losses associated with our shares classified as liabilities, and distributions paid to non-controlling interests during the year.

26 Brookfield Infrastructure Corporation

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company is set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2026	December 31, 2025	Change	2026	2025	Change	2026	2025	Change
Brazilian real	0.1932	0.1817	6%	0.1980	0.1765	12%	0.1940	0.1736	12%
British pound	1.3262	1.3475	(2)%	1.3420	1.3356	—%	1.3450	1.2982	4%
Australian dollar	0.6919	0.6673	4%	0.7097	0.6410	11%	0.7025	0.6344	11%
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Brazilian real	$(11)	$(45)	$(57)	$(98)
British pound	5	124	(37)	184
	$(6)	$79	$(94)	$86
Attributable to:
The partnership	$(13)	$83	$(139)	$112
Non-controlling interests	7	(4)	45	(26)
	$(6)	$79	$(94)	$86
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests, for the three and six-month periods ended June 30, 2026, was a decrease of $6 million and $94 million, respectively (2025: increase of $79 million and $86 million).
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2026, appreciation of the average exchange rate of the Brazilian real and the British pound relative to the U.S. dollar.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
IFRS measures	2026	2025	2026	2025
Revenue	$6,482	$5,429	$12,783	$10,821
Net income	489	252	637	778

US$ MILLIONS	As of
IFRS measures	June 30, 2026	December 31, 2025
Total assets	$121,948	$128,150
Total liabilities	89,425	92,610
Total partnership capital	32,523	35,540
Q2 2026 Interim Report 27

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed as of June 30, 2026, and 2025.
As of June 30, 2026, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	June 30, 2026	December 31, 2025
Cash	$220	$141
Credit facilities	725	623
Company liquidity	$945	$764
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at June 30, 2026, our group’s total liquidity was $5,535 million (December 31, 2025: $6,765 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturity, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of June 30, 2026, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Non-recourse borrowing	7	$740	$1,101	$1,615	$1,376	$2,987	$5,296	$13,115

Our company entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender. Additionally, a subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

28 Brookfield Infrastructure Corporation

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of June 30, 2026, our company has $nil (December 31, 2025: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of June 30, 2026:

US$ MILLIONS	Equity Investment - US$
GBP	$2,257
BRL	(985)
EUR & Others	11
$1,283
For additional information, see Note 6, Fair Value of Financial Instruments in our Consolidated Financial Statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
•growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our businesses; or
•maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business perform a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing the assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
Q2 2026 Interim Report 29

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges.
Our group has completed reviews at our U.K. regulated distribution operation, Brazilian regulated gas transmission operation and global intermodal logistics operation within the last five years. The results from the engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standards for assets of a similar nature.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2026	2025	2026	2025
Cash from operating activities	$483	$478	$666	$721
Cash (used by) from investing activities	(335)	195	(468)	163
Cash (used by) from financing activities	(42)	257	44	(400)
Three-month period ended June 30, 2026, and 2025
Cash from operating activities
Cash from operating activities totaled $483 million during the three-month period ended June 30, 2026, compared to $478 million of cash from operating activities during the same period in the prior year. Current period operating cash flows benefited from inflation-indexation and capital commissioned into the rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash (used by) from investing activities
Cash used by investing activities was $335 million during the three-month period ended June 30, 2026, compared to cash from investing activities of $195 million during the same period in the prior year. Current and prior period investing activities include additional investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation. Prior period cash outflows were more than offset by proceeds from the settlement of a deposit placed with a subsidiary of Brookfield Infrastructure.
Cash (used by) from financing activities
Cash used by financing activities was $42 million during the three-month period ended June 30, 2026, compared to cash from financing activities of $257 million during the same period in the prior year. Cash used by financing activities in the current year is primarily driven by distributions paid to non-controlling interests and other financing activities, partially offset by proceeds from borrowings. Cash from financing activities in the prior year is attributed to proceeds from borrowings which more than offset distributions paid and capital returned to non-controlling interests.
30 Brookfield Infrastructure Corporation

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and class B shares held by Brookfield Infrastructure. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit of the partnership. Ownership of class B shares entitles holders to receive dividends as and when declared by our board.
As of June 30, 2026, our company’s share capital is comprised of exchangeable shares, class A.2 exchangeable shares and class B shares. BN directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares which are exchangeable on a one-for-one basis for exchangeable shares (subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company) or units.

	As of
UNITS	June 30, 2026	December 31, 2025
Exchangeable shares and class A.2 exchangeable shares(1)	136,018,175	132,994,956
Class B shares	31,909	31,909
(1)Includes 123,005,386 exchangeable shares (2025: 119,982,167) and 13,012,789 class A.2 exchangeable shares (2025: 13,012,789).
In August 2021, Brookfield Infrastructure acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the six-month period ended June 30, 2026, our company issued 48,473 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the six-month period ended June 30, 2026, our shareholders exchanged 8,174 exchangeable shares for an equal number of partnership units. Class B shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the six-month period ended June 30, 2026, BIPC issued 2,982,920 BIPC exchangeable shares under its previously announced “at the market” program (the “BIPC ATM”), and an equivalent number of partnership units were repurchased by Brookfield Infrastructure under its previously announced normal course issuer bid. The issuances were completed on the TSX and NYSE at average prices of C$64.47 and US$47.27, respectively, per exchangeable share, for aggregate gross proceeds of $141 million. Net proceeds from the issuance were $139 million, after deducting agent commission costs of $2 million. Approximately $221 million remains available for issuance as of August 4, 2026 until the “at the market” program expires on February 28, 2027 (or is earlier terminated).
During the three and six-month periods ended June 30, 2026, our company declared and paid dividends on our exchangeable shares at a rate of $0.455 per share resulting in total dividends paid of $61 million and $122 million. Dividends paid on our exchangeable shares are presented as interest expense in our Consolidated Statements of Operating Results. No dividends were declared on our class B shares or class C shares during the year.
Q2 2026 Interim Report 31

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2026
January 1, 2026 - March 31, 2026	54.82	46.33	33,069,724
April 1, 2026 - June 30, 2026	54.92	47.78	30,491,531

2025
January 1, 2025 - March 31, 2025	48.54	39.68	27,097,862
April 1, 2025 - June 30, 2025	46.22	38.30	30,151,936
July 1, 2025 - September 30, 2025	46.11	41.15	26,556,758
October 1, 2025 - December 31, 2025	50.76	46.25	25,788,064

2024
January 1, 2024 - March 31, 2024	43.09	37.54	28,068,653
April 1, 2024 - June 30, 2024	41.98	34.61	35,483,118
July 1, 2024 - September 30, 2024	47.63	38.02	31,098,913
October 1, 2024 - December 31, 2024	50.28	43.95	24,660,757
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2026
January 1, 2026 - March 31, 2026	40.08	33.41	52,325,442
April 1, 2026 - June 30, 2026	39.75	34.82	51,529,884

2025
January 1, 2025 - March 31, 2025	33.60	27.52	29,885,953
April 1, 2025 - June 30, 2025	33.86	26.99	34,866,426
July 1, 2025 - September 30, 2025	34.07	29.81	33,762,506
October 1, 2025 - December 31, 2025	36.41	33.19	36,218,827

2024
January 1, 2024 - March 31, 2024	31.95	27.64	31,192,792
April 1, 2024 - June 30, 2024	30.75	25.05	29,357,547
July 1, 2024 - September 30, 2024	35.19	27.14	24,284,595
October 1, 2024 - December 31, 2024	36.42	30.42	21,892,473
32 Brookfield Infrastructure Corporation

TREND INFORMATION
We seek to increase the cash flow from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations-oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flow through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flow, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12 to 15%+ target returns.
•Alternative source of capital - we sometimes issue equity to fund growth; however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
Notwithstanding the benefits for our business, expectations of quantitative tightening and a rising interest rate environment have recently caused significant stock market volatility. This volatility has been most pronounced in the technology sector, where we have seen a large pullback in valuations to start the year. Although we expect our unit price to move with broader market sentiment, we believe the underlying value of our privately owned infrastructure assets will be less impacted. We expect that private buyers of infrastructure assets, especially those for high-quality, de-risked essential infrastructure, take a longer-term view and are less influenced by short-term economic conditions or sentiment.
Q2 2026 Interim Report 33

RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Brookfield Infrastructure has a management agreement, the Master Services Agreement, with the Service Providers, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management Ltd.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $20 million and $39 million, respectively, for the three and six-month periods ended June 30, 2026 (2025: $18 million and $34 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2026, revenues of less than $1 million were generated (2025: less than $1 million) and $nil expenses were incurred (2025: $nil).
A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at June 30, 2026, $nil (December 31, 2025: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the so-called amount. As at June 30, 2026, $nil (December 31, 2025: $nil) was called on the equity commitment.
34 Brookfield Infrastructure Corporation

BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $55 million as of March 31, 2026 (December 31, 2025: $56 million). On May 7, 2026, the balance outstanding was settled in full for $55 million. The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrues interest at SOFR plus 210 basis points per annum. Interest accrued during the three and six-month periods ended June 30, 2026 was less than $1 million and $1 million (2025: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024, to extend an additional $17 million to Brookfield Infrastructure. As of March 31, 2026, the balance outstanding on this loan was $45 million (December 31, 2025: $44 million). On May 7, 2026, the balance outstanding was settled in full for $45 million. The loan was presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrued interest at SOFR plus 210 basis points per annum. Interest accrued during the three and six-month periods ended June 30, 2026 was $1 million (2025: $1 million).
As at June 30, 2026, the balance outstanding on our deposit with Brookfield Infrastructure was $1,487 million (December 31, 2025: $1,435 million). As at June 30, 2026, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2025: $nil). The deposit arrangements accrue interest at 0.2% per annum. During the three and six-month periods ended June 30, 2026, interest accrued on the deposit with Brookfield Infrastructure was $1 million and $2 million (2025: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrue interest at SOFR plus 210 basis points per annum. On May 7, 2026, the loans were refinanced and consolidated into a single loan with Brookfield Infrastructure, bearing interest at a fixed rate of 6.33% per annum until May 7, 2031, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2026, was $2 million and $3 million (2025: $2 million and $4 million), respectively.
As at June 30, 2026, our company had accounts payable of $52 million (December 31, 2025: $51 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $11 million (December 31, 2025: $12 million) from subsidiaries of Brookfield Infrastructure.
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The interest sold was acquired equally by a third party and a private fund managed by Brookfield, and was completed at arm’s length on market terms. As a result of the sale to the private fund managed by Brookfield, Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to our company) in the third quarter.
During the six-month period ended June 30, 2026, subsidiaries of our company acquired income tax credits of $21 million from an associate of Brookfield Renewable Partners, on market terms.
Q2 2026 Interim Report 35

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at June 30, 2026:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$868	$23	$2	$—	$11	$904
Non-recourse borrowings	740	1,101	1,615	4,363	5,296	13,115
Financial liabilities	29	28	—	—	—	57
Loans payable to Brookfield Infrastructure	100	—	—	—	—	100
Shares classified as financial liability	5,392	—	—	—	—	5,392
Interest expense:
Non-recourse borrowings	961	866	729	1,009	1,414	4,979
In addition, pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and our exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $80 million per year based on the expense attributable to our company for the three-month period ended June 30, 2026.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.

36 Brookfield Infrastructure Corporation

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the six-month period ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Q2 2026 Interim Report 37

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, initiatives to reorganize our corporate structure, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, reorganizations or other structural simplification transactions, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to be correct. For example, there can be no assurance that we will approve a transaction to create a single corporate security or, if approved, that the transaction will be completed. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the ability to complete strategic initiatives including changes to our corporate structure, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to realize the expected benefits of our transactions, initiatives or acquisitions, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
38 Brookfield Infrastructure Corporation